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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 30, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


-------------------------------

In the Matter of                                INTERIM CERTIFICATE

Conectiv and Subsidiaries                                OF

File No. 70-9655                                    NOTIFICATION

(Public Utility Holding Company                 PURSUANT TO RULE 24
Act of 1935)
-------------------------------



This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. ss. 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 29, 2000 (the "Order") in the above- referenced file. This certificate reports transactions from the period October 1, 2000 through December 31, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

                 During the period referenced above, no actions were taken pursuant to the Order.





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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                          Conectiv
                                          ACE REIT, Inc
                                          Atlantic City Electric Company
                                          Conectiv Atlantic Generation, L.L.C.
                                          Conectiv Delmarva Generation, Inc.
                                          Conectiv Energy Holding Company
                                          Delmarva Power & Light Company


March 30, 2001                            /s/ Philip S. Reese
                                          ------------------------------------
                                          Philip S. Reese
                                          Vice President and Treasurer